Pennichuck Corporation

25 Manchester Street

Merrimack, NH 03054

June 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Pennichuck Corporation
Registration Statement on Form S-2
File No. 333-123725

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Regulations under the Securities Act of 1933, as amended, Pennichuck Corporation hereby requests that the effectiveness of its Registration Statement on Form S-2, File No. 333-123725, be accelerated so that such Registration Statement will become effective at 3:00 p.m. on June 28, 2005, or as soon as possible thereafter.

Pennichuck Corporation hereby acknowledges that Pennichuck is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and Pennichuck may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PENNICHUCK CORPORATION

/s/ Donald L. Correll
Donald L. Correll
President, Chief Executive Officer and Director

[LETTERHEAD OF JANNEY MONTGOMERY SCOTT LLC]

                                                 June 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn.: Scott Anderegg

Re:	Pennichuck Corporation
Registration Statement on Form S-2
File No. 333-123725

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”) the undersigned, as the representative of the underwriters, hereby joins in the request of Pennichuck Corporation that the effective date of such Registration Statement (File No. 333-123725) be accelerated so that it becomes effective at 3:00 p.m., Eastern Time, on June 28, 2005 or as soon thereafter as practicable.

With respect to Rule 15c2-8 (the “Rule”) under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that Janney Montgomery Scott LLC and Edward D. Jones & Co., L.P. have distributed or will distribute copies of the Preliminary Prospectus dated June 17, 2005 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

The following provides information with respect to the distribution of Preliminary Prospectuses dated June 17, 2005 and to be distributed between June 21, 2005 and the requested effective time of the Registration Statement:

Securities and Exchange Commission

June 24, 2005

Preliminary Prospectuses

Number of Copies
To Prospective Underwriters	500
To Individuals/Institutions	1222
To statistical and public services	5

Total	1727

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ Joseph D. Culley, Jr.